OTE  at the 5th Annual Morgan Stanley TMT Conference in
                        Barcelona

Athens, November 18, 2005- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that Mr. Panagis Vourloumis, OTE's President and CEO, presented today at the 5th Annual Morgan Stanley Technology, Media and Telecommunications Conference in Barcelona.

The slide presentation will be available to view at:
www.ote.gr/english/investorrelations

About OTE
OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional     Information    is    also    available     on
http://www.ote.gr.

Contacts:
OTE:      Dimitris  Tzelepis- Head of Investor  Relations,
Tel: +30 210 611 1574
         email: dtzelepis@ote.gr

         Nikos   Kallianis  -  Senior  Financial  Analyst,
         Investor Relations Tel: +30 210 611 8167
         email: nkallianis@ote.gr

         Daria   Kozanoglou   -  Communications   Officer,
         Investor Relations Tel: +30 210 611 1121
         email: nkozanoglou@ote.gr

         Marilli Diamanti - Investor Relations Coordinator
Tel: + 30 210 6115070
         email : mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279
3115 (New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.